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COMPANY PRESS RELEASE

Gerald N. Gaston, Chief Executive Officer of American Bankers Insurance Group, Inc., stated today that "American Bankers fully intends to comply with its obligations under its merger agreement with Cendant Corporation."

He further stated he expects "Cendeant to stand by its commitment to acquire American Bankers for $67 per share."

American Bankers Insurance Group, Inc. (ABI) concentrates on marketing affordable, specialty insurance products and services through financial institutions, retailers and other entities offering consumer financing as a regular part of their business. ABI, through its insurance subsidiaries, operates in the United States, Canada, the Caribbean, Latin America and the United Kingdom.
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Contact:

American Bankers Insurance Group Inc., Miami
P. Bruce Camacho, Executive Vice President
Investor Relations
305/252-7060